UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2026

Commission File No. 001-42797

BULLISH

Unit B1, The Grove Too

Esterley Tibbetts Highway,

Grand Cayman, Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 9, 2026, Bullish issued a press release titled “Bullish appoints Former NYSE President Stacey Cunningham as President.” A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Bullish dated November 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BULLISH

Date: November 9, 2026	By:	/s/ Jose A. Torres
Jose A. Torres
Chief Accounting Officer